# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THE BALDWIN INSURANCE GROUP, INC., CIK 0001781755
CUSIP: 05589G102
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 4211 W. Boy Scout Blvd., Suite 800, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001787626

## Reporting persons
- L. Lowry Baldwin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 12,685,090; shared voting power 7,715,612; sole dispositive power 12,685,090; shared dispositive power 0; aggregate amount beneficially owned 20,400,702 (22.5% of the class)
  Comment: Rows 5, 7 and 9: The total number of shares of Class A common stock reported by L. Lowry Baldwin includes:
  - 12,622,590 shares of Class A common stock that would be issuable upon the exchange of a like number of (i) LLC units in The Baldwin Insurance Group Holdings, LLC and (ii) shares of Class B common stock of The Baldwin Insurance Group, Inc. (the "Issuer") currently owned by BIGH, LLC, an entity controlled by L. Lowry Baldwin (together, one LLC unit in The Baldwin Insurance Group Holdings, LLC, and one share of Class B common stock of The Baldwin Insurance Group, Inc. comprise a paired interest (a "paired LLC Unit/Class B Share interest") that is exchangeable on a one-for-one basis for one share of Class A common stock), and such shares of Class A common stock are shown above on an as-exchanged basis;
  - 31,250 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by The Pop Pop Trust, of which the Reporting Person serves as the sole trustee, and such shares of Class A common stock are shown above on an as-exchanged basis; and
  - 31,250 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by The L. Lowry Baldwin Revocable Family Trust, of which the Reporting Person serves as the sole trustee, and such shares of Class A common stock are shown above on an as-exchanged basis.
  Rows 6 and 9: As more fully described in Item 4 of this Schedule 13G, as a result of certain voting and consent covenants agreed to by the Holders (as defined below) and related irrevocable proxies granted by the Holders to L. Lowry Baldwin, pursuant to the Voting Agreement (as defined below) in connection with any Vote (as defined below), L. Lowry Baldwin may be deemed to beneficially own an aggregate of 7,715,612 shares of Class A common stock that are beneficially owned by the Reporting Persons other than L. Lowry Baldwin. Capitalized terms used herein are defined in Items 1(a), 2(a) or 4 of this Schedule 13G.
  Row 11: Based on 70,641,158 shares of Class A common stock issued and outstanding as of April 29, 2025. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person's beneficial ownership) within 60 days of April 29, 2025, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.
- BIGH, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 12,622,590; sole dispositive power 0; shared dispositive power 12,622,590; aggregate amount beneficially owned 12,622,590 (15.2% of the class)
  Comment: Rows 6, 8 and 9: Represents 12,622,590 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by BIGH, LLC, an entity controlled by L. Lowry Baldwin, and such shares of Class A common stock are shown above on an as-exchanged basis.
  Row 6: As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, BIGH, LLC, will vote or exercise its right to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.
  Row 11: Based on 70,641,158 shares of Class A common stock issued and outstanding as of April 29, 2025. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person's beneficial ownership) within 60 days of April 29, 2025, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.
- Elizabeth H. Krystyn: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,916,999; sole dispositive power 1,440,656; shared dispositive power 476,343; aggregate amount beneficially owned 1,916,999 (2.6% of the class)
  Comment: Rows 6, 7 and 9: Represents 1,440,656 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Elizabeth H. Krystyn 2017 Revocable Trust, dated June 28, 2017, of which the Reporting Person serves as the sole trustee and beneficiary. The shares of Class A common stock described in this footnote are shown above on an as-exchanged basis.
  Row 6: As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Elizabeth H. Krystyn, in her individual capacity and in her capacity as the trustee of the applicable trusts noted in the footnote above, as applicable, and Enrique M. Fueyo, in his capacity as the trustee of the applicable trust noted in the following footnote, will vote or exercise their respective rights to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.
  Rows 6, 8 and 9: Represents 476,343 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Elizabeth H. Krystyn 2019 Irrevocable Trust, dated September 30, 2019, of which Enrique M. Fueyo, Elizabeth H. Krystyn's spouse, serves as the sole trustee. The shares of Class A common stock described in this footnote are shown above on an as-exchanged basis.
  Row 11: Based on 70,641,158 shares of Class A common stock issued and outstanding as of April 29, 2025. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person's beneficial ownership) within 60 days of April 29, 2025, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.
- Laura R. Sherman: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,237,544; sole dispositive power 2,237,544; shared dispositive power 0; aggregate amount beneficially owned 2,237,544 (3.1% of the class)
  Comment: Rows 6, 7 and 9: The total number of shares of Class A common stock reported by Laura R. Sherman includes:
  - 1,326 shares of Class A common stock owned directly by Laura R. Sherman; and
  - 2,236,218 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Laura R. Sherman Trust, dated April 15, 2019, of which the Reporting Person serves as the sole trustee and beneficiary, and such shares of Class A common stock are shown above on as-exchanged basis.
  Row 6: As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Laura R. Sherman, in her individual capacity and in her capacity as the trustee of the applicable trusts noted in the footnote above, as applicable, will vote or exercise her right to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.
  Row 11: Based on 70,641,158 shares of Class A common stock issued and outstanding as of April 29, 2025. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person's beneficial ownership) within 60 days of April 29, 2025, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.
- Trevor L. Baldwin: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,156,398; sole dispositive power 2,156,398; shared dispositive power 0; aggregate amount beneficially owned 2,156,398 (3% of the class)
  Comment: Rows 6, 7 and 9: The total number of shares of Class A common stock reported by Trevor L. Baldwin includes:
  - 11,334 shares of Class A common stock owned directly by Trevor L. Baldwin;
  - 27,676 shares of Class A common stock owned by the TLB 2020 Trust, of which the Reporting Person serves as the sole trustee; and
  - 2,117,388 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the TLB 2020 Trust, of which the Reporting Person serves as the sole trustee, and such shares of Class A common stock are shown above on an as-exchanged basis.
  Row 6: As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Trevor L. Baldwin, in his individual capacity and in his capacity as the trustee of the applicable trust noted in the footnote above, as applicable, will vote or exercise his right to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.
  Row 11: Based on 70,641,158 shares of Class A common stock issued and outstanding as of April 29, 2025. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person's beneficial ownership) within 60 days of April 29, 2025, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.
- Daniel A. Galbraith: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,149,841; sole dispositive power 1,138,493; shared dispositive power 11,348; aggregate amount beneficially owned 1,149,841 (1.6% of the class)
  Comment: Rows 6, 7 and 9: The total number of shares of Class A common stock reported by Daniel A. Galbraith includes:
  - 3,849 shares of Class A common stock owned directly by Daniel A. Galbraith; and
  - 1,134,644 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Daniel A. Galbraith 2020 Revocable Trust, dated July 27, 2020, and such shares of Class A common stock are shown above on an as-exchanged basis.
  Row 6: As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Daniel A. Galbraith, in his individual capacity and in his capacity as the trustee of the applicable trust noted in the footnote above, as applicable, and Elizabeth A. Galbraith, in her capacity as the trustee of the applicable trust noted in the following footnote, will vote or exercise their respective rights to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.
  Rows 6, 8 and 9: Represents 11,348 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Daniel A. Galbraith 2020 Irrevocable Trust, dated August 5, 2020, of which Elizabeth A. Galbraith, Daniel A. Galbraith's spouse, serves as the sole trustee. The shares of Class A common stock described in this footnote are shown above on an as-exchanged basis.
  Row 11: Based on 70,641,158 shares of Class A common stock issued and outstanding as of April 29, 2025. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person's beneficial ownership) within 60 days of April 29, 2025, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.
- Bradford L. Hale: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 254,830; sole dispositive power 254,830; shared dispositive power 0; aggregate amount beneficially owned 254,830 (0.4% of the class)
  Comment: Rows 6, 7 and 9: The total number of shares of Class A common stock reported by Bradford L. Hale includes:
  - 134,659 shares of Class A common stock owned directly by Bradford L. Hale; and
  - 120,171 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned directly by Bradford L. Hale, and such shares of Class A common are shown above on an as-exchanged basis.
  Row 6: As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Bradford L. Hale will vote or exercise his right to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.
  Row 11: Based on 70,641,158 shares of Class A common stock issued and outstanding as of April 29, 2025. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person's beneficial ownership) within 60 days of April 29, 2025, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.

## Item 1. Issuer
Name of issuer: THE BALDWIN INSURANCE GROUP, INC.
Address of issuer's principal executive offices: 4211 W. Boy Scout Blvd., Suite 800, Tampa, Florida, 33607

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by:

1.L. Lowry Baldwin

2.BIGH, LLC

3.Elizabeth H. Krystyn

4.Laura R. Sherman

5.Trevor L. Baldwin

6.Daniel A. Galbraith

7.Bradford L. Hale

The foregoing entities and persons are referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The amended and restated joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.
Address of principal business office or, if none, residence: The principal office and business address of the Reporting Persons is C/O The Baldwin Insurance Group, Inc., 4211 W. Boy Scout Blvd., Suite 800, Tampa, Florida 33607.
Citizenship: See row 4 of the cover sheet of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: In connection with the closing of the Issuer's initial public offering (the "IPO"), the Reporting Persons, and certain other persons who are no longer a party, entered into a voting agreement (the "Voting Agreement"), pursuant to which each of the parties to the Voting Agreement other than L. Lowry Baldwin (each, a "Holder"), on behalf of such Holder and such Holder's successors and permitted assigns, (i) agreed to vote or exercise such Holder's right to consent in the manner directed by L. Lowry Baldwin in connection with any meeting of the stockholders of the Issuer or any written consent of the stockholders of the Issuer (each, a "Vote"), and (ii) granted an irrevocable proxy appointing L. Lowry Baldwin as such Holder's attorney-in-fact and proxy, with full power of substitution, for and in such Holder's name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by clause (i) above with respect to such Holder's shares of Class A common stock and Class B common stock. On February 14, 2020, the Voting Agreement was amended and restated to add Highland Risk Services LLC as a party thereto. On October 29, 2021, the Voting Agreement was amended to remove Christopher J. Stephens, James Roche and Millennial Specialty Holdco, LLC as parties thereto. On September 29, 2022, the Voting Agreement was amended to remove Highland Risk Services LLC and Joseph D. Finney as parties thereto. On December 31, 2023, the Voting Agreement was amended to remove Kristopher A. Wiebeck, The Kristopher A. Wiebeck 2019 Grantor Retained Annuity Trust, dated September 30, 2019, John A. Valentine, and The John A. Valentine 2019 Grantor Retained Annuity Trust, dated September 30, 2019 as parties thereto.
Percent of class: The information required by Item 4 is set forth in rows 5 - 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4 is set forth in rows 5 - 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4 is set forth in rows 5 - 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4 is set forth in rows 5 - 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4 is set forth in rows 5 - 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)-3 of the Exchange Act. The amended and restated joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Amended and Restated Joint Filing Agreement (filed herewith).

Exhibit 99.2 Power of Attorney for L. Lowry Baldwin (incorporated herein by reference to Exhibit 24.1 of the Reporting Person's Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 99.3 Power of Attorney for BIGH, LLC (incorporated herein by reference to Exhibit 24.2 of the Reporting Person's Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 99.4 Power of Attorney for Elizabeth H. Krystyn (incorporated herein by reference to Exhibit 24.3 of the Reporting Person's Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 99.5 Power of Attorney for Laura R. Sherman (incorporated herein by reference to Exhibit 24.5 of the Reporting Person's Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 99.6 Power of Attorney for Trevor L. Baldwin (incorporated herein by reference to Exhibit 24.7 of the Reporting Person's Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 99.7 Power of Attorney for Daniel A. Galbraith (incorporated herein by reference to Exhibit 24.11 of the Reporting Person's Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 99.8 Power of Attorney for Bradford L. Hale (incorporated herein by reference to Exhibit 24.12 of the Reporting Person's Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

## Signatures
- L. Lowry Baldwin: /s/ Seth Cohen, Attorney-in-Fact (05/15/2025)
- BIGH, LLC: /s/ Seth Cohen, Attorney-in-Fact (05/15/2025)
- Elizabeth H. Krystyn: /s/ Seth Cohen, Attorney-in-Fact (05/15/2025)
- Laura R. Sherman: /s/ Seth Cohen, Attorney-in-Fact (05/15/2025)
- Trevor L. Baldwin: /s/ Seth Cohen, Attorney-in-Fact (05/15/2025)
- Daniel A. Galbraith: /s/ Seth Cohen, Attorney-in-Fact (05/15/2025)
- Bradford L. Hale: /s/ Seth Cohen, Attorney-in-Fact (05/15/2025)